EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report – Early Retirement of Employees

On December 22, 2015, the Board of Directors of the Company approved a budget of approximately NIS 103 million for 2016 for the early retirement of approximately 78 employees through an early retirement track and a severance pay track in accordance with the terms of the December 2006 collective agreement as amended in December 2010.

The Company’s Board also approved an additional budget of NIS 12.5 million for 2015 (in addition to a budget of NIS 30 million approved for the early retirement of employees in 2015).

In light of the foregoing, the Company is expected to record an allocation in its 2015 financial statements for the foregoing in a scope of approximately NIS 115.5 million.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.